Robert R. Kaplan, Jr. Direct Dial: 804.823.4055 Direct Fax: 804.823.4099 rkaplan@kvlegal.com

May 16, 2018

VIA EDGAR AND FEDEX OVERNIGHT

Sonia Bednarowski Anne Nguyen Parker
Office of Transportation and Leisure Division of Corporation Finance
United States Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:
The Chosen, LLC

Amendment No. 2 toOffering Statement on Form 1A Filed May 16, 2018

File No. 02410814

Dear Ms. Bednarowski and Ms. Parker:

This letter is submitted on behalf of The Chosen, LLC, a Utah limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated May 4, 2018 with respect to the Issuer’s first amendment filed with the Commission on April 25, 2018 (the “First Amendment”) to its Offering Statement on Form 1A (File No. 02410814) filed with the Commission on March 8, 2018 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the second amendment of the Offering Statement (the “Second Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Second Amendment.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Second Amendment, along with two redlines marked against the First Amendment. All page references within the Issuer’s responses are to pages of the clean copy of the Second Amendment.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 232182470 www.kvlegal.com

General

1.
We note your response to our prior comment 1 and reissue in part. Please update the solicitation of interest found on VidAngel's site for your offering to link to the most recent amendment of your Form 1-A. In this regard, the VidAngel solicitation currently links to the Form 1-A filed on March 8, 2018.

Issuer’s Response:

In response to the Staff’s comment, the VidAngel solicitation page has been updated with the URL to our Form 1-A/A filed on April 25, 2018 and will be updated to link to the Form 1-A/A filed contemporaneously with this letter when such link becomes available.

2.
We note your revised disclosure regarding the increase in price per unit due to decrease in bonus units issued after the completion of each tranche. Please revise to offer the units at a fixed price for the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A.

Issuer’s Response:

We respectfully disagree with the Staff’s comment. We do not believe that Rule 251(d)(3)(ii) serves to prohibit an issuer from offering bonus securities to investors purchasing under certain circumstances in a fixed priced offering, effectively resulting in a reduced offering price to those investors.

On its face, Rule 251(d)(3)(ii) prohibits the “at the market” offering, and further defines “at the market” to mean “an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.” There is no existing trading market for the Units offered by the Issuer. Further the price for the Units does not fluctuate, rather there is a fixed cost to an investor per tranche of the offered Units. Because the Units are not being offered into an existing market and the price per Unit is fixed, subject to the issuance of a fixed amount of bonus Units per tranche resulting in a fixed reduction in the effective cost per Unit in each tranche, we believe that the issuance of the bonus Units and attendant reduction in the effective cost per Unit is not prohibited by Rule 251(d)(3)(ii) of Regulation A.

3.
We note your disclosure on the cover page and throughout that "the initial closing date will occur at the Company's sole discretion and may be any date after the Company has received and accepted subscriptions and before the Termination Date" and that "[i]f on the initial closing date, [you] have sold less than the Maximum Offering Amount, then [you] will hold one or more additional closings for additional sales, up to the Maximum Offering Amount, through the Termination Date." We further note your statement that "If a closing of the Offering does not occur for any reason, the proceeds from such closing will be promptly returned to investors without interest."

Please add a risk factor that addresses the risk that investors will not know the date on which their closing will occur when they subscribe for the shares or tell us why you believe this is not necessary. In addition, please discuss the circumstances under which a closing may not occur. Please also disclose what rights the investors have after remitting payment but prior to closing. For example, please disclose whether they may request that the funds be returned to them prior to closing.

Issuer’s Response:

Please see the issuer’s revised disclosure regarding the initial and subsequent closings of the offering on the cover page and elsewhere within the offering circular. We have indicated that the initial closing will occur within a month of the receipt of the first subscription in the offering and subsequent closings will occur monthly thereafter. We have further disclosed that a subscriber may not request the return of the subscriber’s subscription payment once a subscription is submitted to and accepted by the Issuer. Each subscriber will know that his closing date will be no later than a month from when his subscription is submitted and accepted, and, resultingly, we do not believe a risk factor relating to a subscriber not knowing when his closing will occur is necessary.

Cover Page

4.
We note your response to our prior comment 2 and reissue in part. Please disclose in the footnotes to your table, if true, that VidAngel will receive Common Units of the Company's membership interest equal to 2.0% of the Company's aggregate outstanding Membership Units as of the closing of the offering. In addition, we note your revised disclosure on page 15 stating that, regardless of the amount of units Cambria Capital places in this offering, you will pay Cambria Capital at least $10,000 and that you will pay up to $25,000 to Cambria Capital with the proceeds of the offering to reimburse Cambria Capital for cost of its counsel. Please update the footnotes in your table to disclose these payments to Cambria Capital.

Issuer’s Response:

As noted on the cover page and elsewhere in the offering circular, we have terminated our engagement with Cambria Capital. As a result, we have included a footnote to the table on the cover page indicating that we will reimburse $13,875 of accountable expense incurred by Cambria Capital pursuant to the terms of our engagement.

Risk Factors
Revenues – Revenues for Season 1 are likely to decrease over time, page 6

5.
We note your response to our prior comment 3 that "revenues for Season 1 will likely decrease over time as subsequent seasons of the Series are released" and reissue in part. Please revise the risk factor to address the risk that once the television show is complete, regardless of how many seasons are produced, the revenues from the produced seasons, over time, are likely to decrease.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 6 of the Amendment.

Failure to Raise Funds for Production, page 7

6.
We note your revised disclosure of the risk that you may not raise sufficient proceeds in this offering to complete production of Season 1. Please disclose here and in your "Summary" section the amount of funds necessary to complete production of Season 1.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 1 and 7 of the Amendment.

7.
We note your statement that “The Company anticipates that the proceeds from the Offering will be sufficient for it to complete principal photography and post-production of Season 1.” Please disclose the amount of funds needed to complete principal photography and post-production of Season 1.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 7 of the Amendment.

Use of Proceeds, page 16

8.
Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold pursuant to Instruction 3 of Item 6 of Form 1-A.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 16 of the Amendment.

Securities Being Offered
General, page 26

9.
We note your revised disclosure in response to our prior comment 6 regarding your mandatory arbitration provision in Article 12.5 of your Amended and Restated Operating Agreement. Please further revise your disclosure on page 26 in your offering statement to expand your discussion of the mandatory arbitration provision's scope and its potential impact on the rights of investors, including whether the provision applies to claims made under the federal securities laws.

If your provision does not apply to claims made under the federal securities laws, please revise the provision to clearly state that it does not apply to federal securities law claims. To the extent that your provision does apply to claims made under the federal securities laws, please disclose that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations provided thereunder.

In discussing the scope of the provision, please also explain the meaning of “this Agreement” as used in the provision, and explain which matters would be subject to the mandatory arbitration provision and not the exclusive forum provision. Your disclosure should also address the enforceability of the provision under relevant state law and how the provision could affect the ability of investors to bring class-action lawsuits. In addition, please revise your disclosure on page 6 to include a separate risk factor addressing the effects of the provision on your investors.

Issuer’s Response:

The Issuer has determined to remove the arbitration provision from its Amended and Restated Operating Agreement. Please see the First Amendment to Company’s Amended and Restated Operating Agreement filed as Exhibit 2(d) to the Amendment.

10.
Please revise to disclose the fee shifting provision in Article 12.13 of your Restated and Amended Operating Agreement. Discuss the scope of the provision, including the types of actions subject to the fee-shifting provision, including whether you intend to apply the provision to claims under the federal securities laws, and who would be allowed to recover under the provision. In addition, please add a risk factor that addresses the risks associated with the fee-shifting provision.

Issuer Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 6 and 26 of the Amendment.

11.
We note your revised disclosure on page 26 in response to our prior comment 6 regarding the exclusive forum provision in Article 12.4 of your Amended and Restated Operating Agreement. Please further revise the disclosure in this section to address the exclusive forum provision's scope, its enforceability and its potential impact on the rights of investors. In discussing the scope of the provision, please disclose and explain the provision's statement regarding service of process. The provision seems to state that service of process to a member may be effected by registered or certified mail addressed to the company, as that is the only address provided in Exhibit A.

In addition, please revise your risk factor on page 6 to discuss the effects of Article 12.4, including the possibility that the provision may discourage unit holder lawsuits, or limit unit holders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

Issuer Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 6 and 26 of the Amendment. Please note that we have indicated that the exclusive forum provision may not be enforceable in all jurisdictions. We do not believe we can describe the enforceability of the exclusive forum clause beyond such statement because to do so would place an untenable burden on the Issuer of knowledge of the laws (including common law) with respect to the enforceability of exclusive forum provisions of operating agreements in each jurisdiction from which an investment may hail.

With regard to the service of process on a member, the provision does not provide that service on a member may be delivered to the company, but rather to the member’s address on Exhibit A as updated by the Manager or Transfer Agent in accordance with Section 3.1. The Issuer has engaged Direct Transfer, LLC as its transfer agent and expects that the Direct Transfer, LLC, or a successor transfer agent, will keep and maintain the Issuer’s register, containing the members’ addresses among other information.

Description of Our Business

 Writer Work-For-Hire Agreements, page 18

12.
We note your response to our prior comment 5 and reissue. On page 18, you disclose that pursuant to the Writer Work-For-Hire Agreements, you paid $18,337.09 to Mr. Jenkins, $12,499.60 to Mr. Thompson and $12,499.50 to Mr. Swanson. However, the compensation in the Work-For-Hire Agreements for Mr. Jenkins, Mr. Thompson and Mr. Swanson do not seem to correspond to the amounts paid to each. Please revise to describe and clarify the material terms of each agreement.

Issuer’s Response:

The Issuer has revised its disclosure on page 18 of the Amendment to describe that each of writers has been paid a total of $22,499 in cash to date for writing episodes of Season 1. The Issuer has entered into two written agreements, one relate to writing the pilot episode and one related to writing episode two, with each of the writers. In addition, as disclosed on page 18, pursuant to oral agreements with the Issuer, each writer had begun to write episode three and has received payment of $4,166.50. The writing for episode three is currently paused pending the commencement of the offering.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours, /s/ Robert R. Kaplan, Jr. Robert R. Kaplan, Jr.

cc:
Derral Eves (via electronic mail)
T. Rhys James, Esq. (via electronic mail)
Kaitlin L. Cannavo, Esq. (via electronic mail)